SEC FILE NUMBER
000-56320
CUSIP NUMBER
N/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AB Commercial Real Estate Private Debt Fund, LLC

Full Name of Registrant

None

Former Name if Applicable

1345 Avenue of the Americas

Address of Principal Executive Office (Street and Number)

New York, NY 10105

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AB Commercial Real Estate Private Debt Fund, LLC (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2022 (the “Form 10-Q”) by the prescribed filing deadline of 5:30 pm EST on November 14, 2022 without unreasonable effort and expense. The delay in filing the Form 10-Q resulted from delays in revising the Form 10-Q to reflect information received in the test filing process and the resulting preparation of a complete filing of the Form 10-Q.

The Company will file the Form 10-Q on November 15, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bradford Stanley	(629)	213-5425
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There is a significant change in results of operations because the Company had no operations for the period ended September 30, 2021, so there is no comparable period to report. For the three months ended September 30, 2022, we expect to report a net income of $2,249,869.

AB Commercial Real Estate Private Debt Fund, LLC

(Name of Registrant as Specified in Charter)

AB Commercial Real Estate Private Debt Fund, LLC has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2022	By:	/s/ Bradford Stanley
Bradford Stanley
Senior Vice President